

October 21, 2010

Joseph E. Teichman, Esq.
Lightstone Value Plus Real Estate Investment Trust, Inc.
c/o The Lightstone Group
1985 Cedar Bridge Ave.
Suite 1
Lakewood, NJ 08701

> **Re: Lightstone Value Plus Real Estate Investment Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 19, 2010**
> **File No. 333-166930**

Dear Mr. Teichman:

We have limited our review of Amendment No. 1 to your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1.   We note that you withdrew your request for confidential treatment regarding Exhibit 10.44 to Form S-11 and 10.62 to your Form 10-K. Please note that you must file this exhibit in its entirety. We note, for example only, that you did not include Schedule 1, Exhibit C – Net Working Capital Line Items and the Addendum to this exhibit, Exhibit D – Net Operating Income Line Items, and Annex E. Please refile this agreement in its entirety as an exhibit to your Form S-11 and your Form 10-K.

2.   Please note that you must resolve all outstanding comments regarding your Form 10-K
        for the year ended December 31, 2010. We will act upon any request for acceleration of
        the effective date of the Form S-11 and, pursuant to delegated authority, grant
        acceleration of the effective date only after you have complied with our outstanding
        comments.

Undertakings, page II-2

3.   We note your response to comment 3 of our letter dated June 10, 2010. We reissue our
        comment. Please include the undertakings required by Item 512(a)(6) and (h) of
        Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Peter M. Fass, Esq. (*via facsimile)*